# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endo International plc, CIK 0001593034
CUSIP: G30401106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland (L2), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001403525

## Reporting persons
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,211,199; sole dispositive power 0; shared dispositive power 1,211,199; aggregate amount beneficially owned 1,211,199 (1.6% of the class)
  Comment: The reported percentage is calculated based on 76,400,000 shares of Common Stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q filed on November 5, 2024.
- Oaktree Opportunities Fund Xi Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,591,306; sole dispositive power 0; shared dispositive power 4,591,306; aggregate amount beneficially owned 4,591,306 (6% of the class)
  Comment: The reported percentage is calculated based on 76,400,000 shares of Common Stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q filed on November 5, 2024.
- Oaktree Opportunities Fund Xii Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 321,941; sole dispositive power 0; shared dispositive power 321,941; aggregate amount beneficially owned 321,941 (0.4% of the class)
  Comment: The reported percentage is calculated based on 76,400,000 shares of Common Stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q filed on November 5, 2024.
- Oaktree Capital Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,124,446; sole dispositive power 0; shared dispositive power 6,124,446; aggregate amount beneficially owned 6,124,446 (8.02% of the class)
  Comment: The reported percentage is calculated based on 76,400,000 shares of Common Stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q filed on November 5, 2024.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,124,446; sole dispositive power 0; shared dispositive power 6,124,446; aggregate amount beneficially owned 6,124,446 (8.02% of the class)
  Comment: The reported percentage is calculated based on 76,400,000 shares of Common Stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q filed on November 5, 2024.

## Item 1. Issuer
Name of issuer: Endo International plc
Address of issuer's principal executive offices: First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland, 00000

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i) Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. ("Fund Xb");
(ii) Oaktree Opportunities Fund Xi Holdings (Delaware), L.P. ("Fund Xi");
(iii) Oaktree Opportunities Fund Xii Holdings (Delaware), L.P. ("Fund Xii")
(iv) Oaktree Capital Holdings, LLC ("OCH"); and
(v) Oaktree Capital Group Holdings GP, LLC ("OCGH GP").
Address of principal business office or, if none, residence:
333 S. Grand Avenue, 28th Floor,
Los Angeles, CA 90071
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Fund Xb directly holds 1,211,199 shares of Common Stock, Fund Xi directly holds 4,591,306 shares of Common Stock and Fund Xii directly holds 321,941 shares of Common Stock.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 6,124,446 shares of Common Stock, representing approximately 8.02% of the Common Stock outstanding as of the date hereof.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this "Statement") shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1 Joint Filing Agreement, by and among the Reporting Persons, dated as of February 14, 2025.

## Signatures
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Opportunities Fund Xi Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Opportunities Fund Xii Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)